4567 Telephone Road Suite 100 Ventura,CA 93003 www.cdti.com

September 18, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C.  20549

ATTENTION:  Ms. Jessica Dickerson

           Re:       Clean Diesel Technologies, Inc.

                        Registration Statement on Form S-3

                        File No. 333-183204

Dear Ms. Dickerson:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, I hereby request on behalf of Clean Diesel Technologies, Inc., a Delaware corporation (the “Company”), that the effectiveness of the registration statement referred to above be accelerated so that it will be declared effective at 5:00 p.m. EDT on September 20, 2012, or as soon thereafter as practicable.

In making this acceleration request, the Company acknowledges that:

•        should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•        the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•        the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Clean Diesel Technologies, Inc.

By:       /s/ Nikhil A. Mehta

            Nikhil A. Mehta

            Chief Financial Officer

cc:        Steven D. Pidgeon, DLA Piper LLP (US)